Exhibit 99.1

ReTo Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

BEIJING, CHINA – September 11, 2021 - ReTo Eco-Solutions, Inc. (NASDAQ: RETO) ("ReTo" or the "Company"), a provider of technology solutions for the improvement of ecological environments, today announced that the Company has received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq") on September 7, 2021, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common shares for the 30 consecutive business days from July 26, 2021 to September 3, 2021, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until March 7, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by March 7, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO), through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company offers a full range of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment, and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design, and installation for the improvement of ecological environments, such as ecological soil restoration through solid waste treatment. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate," or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company's statements regarding: 1) the ability of additional features and customized configurations on its machinery and equipment products to attract new customers; 2) the ability of the growth of its business to resume in the near future; and 3) the further spread of COVID-19 or the occurrence of another wave of cases and the impact it may have on the Company's operations are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the construction industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc